EXHIBIT 16

                       (KPMG PEAT MARWICK LLP LETTERHEAD)






November 18, 1998


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for American Drug Company and, under the date of March 27, 1998 we reported on the consolidated financial statements of American Drug Company and subsidiary as of and for the years ended December 31, 1997 and 1996. On November 10, 1998 our appointment as principal accountants was terminated. We have read American Drug Company's statements included under
Item 4 of its Form 8-K dated November 18, 1998 and we agree with such statements, except that we are not in a position to agree or disagree with American Drug Company's statement that the change was recommended by the Board of Directors.

Very truly yours,



KPMG Peat Marwick LLP